

March 31, 2009

Steven D. Foster
Chief Financial Officer
Parallel Petroleum Corporation
1004 Big Spring Road
Midland, Texas 79701

> **Re:** **Parallel Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 23, 2009**
> **File No. 000-13305**

Dear Mr. Foster:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 10. Directors, Executive Officers and Corporate Governance, page 83

1.   We note your disclosure that Mr. Nash was a consultant "from February 2004 until December 2006" and that he has been a director "since 2007."   In future filings, please clarify Mr. Nash's biographical sketch to account for any ambiguities with regard to time and his principal occupation and employment information for the prior five year period.

Exhibits 31.1 and 31.2

2.   Please confirm to us that, in future filings, your certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. We note in particular that paragraph 4(d) should include the parenthetical language "(the registrant's fourth fiscal quarter in the case of an annual report)".

Engineering Comments

Developments in 2008 and 2009, page 2

About Our Business Strategies, page 5

3.   Please clarify for us the criteria you consider in pursuing your preference for obtaining positions in long-lived oil and natural gas reserves, over positions in properties that have shorter reserve lives.

4.   You state that from 2001 to 2008 you have replaced 337% of your production. Please also disclose the manner by which you have made this calculation; and submit your computations for review. Also, as it appears that you have replaced much less in 2007 and 2008, it would be helpful to also disclose the recent annual figures, so that investors will be able to see the trend of this metric.

5.   You indicate that in 2009 your total planned capital budget will be approximately $29 million and according to information provided in investor conferences you will drill approximately 45 fewer wells in 2009 compared to 2008. We note that in 2008 you spent over $88 million just on development costs.

        Please tell us how many proved undeveloped reserves you have removed from your proved reserves as a result of this significant decline in your capital budget. Please also explain the extent to which changing your assumptions about the timing of development, rather than whether or not development will occur, has impacted the adjustment to reserves that would have otherwise been anticipated.

Risk Factors, page 17

We must replace oil and natural gas reserves that we produce . . . . , page 21

6.   Risk factor should be as specific to you as possible. This risk factor could apply to any company in the industry. Please expand your disclosure to include your reserve replacement ratio for each of the last three years.

Supplemental Oil and Natural Gas Reserve Data, page F-45

7.   Please provide us with schedules showing separately the amount of revisions to oil reserves and also to gas reserves in 2008, representing changes due to performance and changes due to changing prices.

8.   Please tell us the amount of oil and gas that was estimated to be produced in 2008 from your total proved reserves in your end of year 2007 reserve report. Please reconcile any significant differences with your actual 2008 oil and gas production.

Standardized Measure of Future Net Discounted Net Cash Flows, page F-47

9.   We note that in 2008 you estimated your future production costs to be more that $289 million less than in 2007, which is a 35% decline in future costs. We also note that your reserves declined by less than 15% during this same period including production. Please explain the reasons for the disparity in these percentages.

Raymond James Institutional Investor Conference, March 11, 2009

10.   We note that you included information in the conference, specifically slides 12 through 31, about properties that appear to be significant to your operations. Revise your disclosure to provide any material information under "Properties" or "Management's Discussion and Analysis of Financial Condition and Results of Operations" or tell us why you believe that it is not required.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy at (202) 551-3701 with questions about engineering comments. Please contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director